

Mail Stop 4631

January 5, 2018

Via E-mail
Steven Fu
Chief Financial Officer
Hebron Technology Co., Ltd.
No. 936, Jinhai 2rd Road, Konggang New Area
Longwan District
Wenzhou City, Zhejiang Province
People's Republic of China

> **Re: Hebron Technology Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 11, 2017**
> **Responses Dated December 21, 2017 and December 27, 2017**
> **File No. 1-37829**

Dear Mr. Fu:

We have reviewed your December 21, 2017 and December 27, 2017 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. With regard to the draft amendment to Form 20-F, please address the following:
    - Include the complete text for each item that you include in the amended form in accordance with Exchange Act Rule 12b-15. Please refer to General Instructions B(b) to Form 20-F for guidance.
    - Provided the required information for fiscal year 2014 in Item 4.
    - Include Item 5 of Form 20-F for fiscal year 2014.
    - Expand Notes 13 and 14 to the consolidated financial statements to include the corresponding information for fiscal year 2014.

Item 3. Key Information, page 4
A. Selected Financial Data, page 4

2. As previously requested in comment 1 in our letter dated November 7, 2017, please revise the parenthetical prior to the tabular presentation to remove the reference that the amounts presented are in thousands of U.S. dollars.

13. Major Customers and Suppliers, page F-22

3. We note your response to comment 2 in our letter dated November 7, 2017, including the draft disclosure you intend to include in the amendment to your Form 20-F. Please address the need to revise the corresponding disclosures provided in your audited footnotes. Please also expand your disclosures to include the amount of revenues recognized for each customer that exceeds 10% of total revenues for each fiscal year presented in accordance with ASC 280-10-50-42.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction